For question 77 D


The Board of Directors of Cohen & Steers Realty Focus Fund, Inc. (the "Fund") has approved, effective September 28, 2007, changing (1) the name of the Fund to Cohen & Steers Global
Realty Shares, Inc., (2) the Fund's policy with respect to the investment of at least 80% of its net assets to provide that, the Fund will invest at least 80%, and normally substantially all, of its net assets in common stocks and other equity securities issued by U.S. and non-U.S. real estate companies, and (3) the Fund's investment objective to total return through investment in global real estate securities. In connection with the new strategy, the Fund will, under normal market conditions, invest significantly (at least 40%-unless market conditions are not deemed favorable by the Advisor, in which case the Fund would invest at least 30%) in real estate companies organized or located outside the U.S. or doing a substantial amount of business outside of the U.S.